

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2019

David L. Fischel
Chief Executive Officer
Stereotaxis, Inc.
4320 Forest Park Avenue, Suite 100
St. Louis, Missouri 63108

> **Re: Stereotaxis, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 19, 2019**
> **File No. 333-233846**

Dear Mr. Fischel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
CF Office of Life Sciences

cc: Robert J. Endicott, Esq.